Blue Hat Announces Launch of
“Smart Immersive Cognitive Education Classes” in Fujian and Guangdong, China

XIAMEN, China, Feb. 20, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced the launch of “Smart Immersive Cognitive Education Classes”, an innovative smart product that integrates education with technology. The first iteration of the product is already in use in more than 10 preschools in China’s Fujian and Guangdong provinces to wide praise from parents, students and teachers.

“Smart Immersive Cognitive Education Classes” are the latest addition to Blue Hat’s range of immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China’s preschools. The new suite of smart educational products also includes the recently announced “Smart Screen Immersive Education Classes” and “Smart Immersive Physical Education Classes.” The three products are suitable for different teaching scenarios, and can be used independently or together with one another to promote children’s overall development.

“Smart Immersive Cognitive Education Classes” offer a wide variety of AR-enabled tasks designed to exercise the cognitive abilities of children between the ages of three and six years old by projecting images and activities onto a classroom tabletop. As the images projected on the tabletop react to children’s movements, they can learn for themselves, with feedback, including scores and suggestions for improvement, projected onto the table after completion. A tabletop can be used by up to six children at one time, supporting both independent learning and group activities or competitions. The product’s content has been designed by Blue Hat’s in-house team of educational experts and all activities are carefully guided by teachers trained in the product’s use.

“With minimal set-up required, Blue Hat’s Smart Immersive Cognitive Education Classes allow preschools to transform their ordinary classroom tables into a smart interactive hub of activities to exercise the minds of their students,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “We believe the development of AR technology has great potential for changing the way children interact with educational content, merging the real with the virtual for a truly immersive smart educational experience. As our products continue to win praise from parents, students and teachers, we intend to pursue more partnerships with preschools in China.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin
The Foote Group
Phone: +86 187-0160-0950
Email: sam@thefootegroup.com